CitiFunds Trust I

125 Broad Street

New York, NY 10004

August 17, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Keith O’Connell

Re:

CitiFunds Trust I (filing relates only to Salomon Brothers Aggressive Growth Fund) (File No. 002-90518); Withdrawal of a Request for Withdrawal of Certain Post-Effective Amendments to Registration Statement

Dear Mr. O’Connell:

As requested, CitiFunds Trust I, a Massachusetts business trust (the “Trust”), on behalf of its series, Salomon Brothers Aggressive Growth Fund (the “Fund”), hereby withdraws its request, filed with the Commission on March 10, 2006 (Form Type AW, Accession Number 0000929638-06-000103), that the Securities and Exchange Commission grant a withdrawal of certain Post-Effective Amendments to the Trust’s Registration Statement.

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (203) 890-7045 or Michelle R. Cirillo of Bingham McCutchen LLP at (617) 951-8029.

Sincerely,

CITIFUNDS TRUST I, on behalf of its series, Salomon Brothers Aggressive Growth Fund,

By: /s/ George P. Hoyt

Name: George P. Hoyt

Title: Assistant Secretary